Exhibit 1.3
Khan Resources Extends Offer for Western Prospector Group
TORONTO, CANADA, JUNE 19, 2008. Khan Resources Inc. (TSX:KRI) announced today that its offer (the “Offer”) to acquire all of the outstanding common shares of Western Prospector Group Ltd. for 0.685 of a Khan common share for each common share of Western Prospector will be extended to 8:00 p.m. (Toronto time) on Tuesday, July 15, 2008.
With this extension, Khan’s Offer will remain outstanding for 64 days. Not only does Khan believe that this gives Western Prospector and its board of directors more than adequate time to consider the Offer and any alternative transactions, but this also provides Western Prospector Shareholders with more than the 60 days requested by Western Prospector in its shareholder rights plan.
Since Khan announced its offer on May 11, 2008, a number of developments have occurred which should be considered by Western Prospector shareholders when assessing Khan’s offer:
•	Western Prospector has not been successful in attracting another bidder and no competitive value proposition has been brought forward, despite Western Prospector’s repeated assertions that it is actively pursuing other strategic alternatives.

•	Western Prospector has issued a number of press releases but has not identified any new or significant additional value in its Gurvanbulag project:
o	The “Resin-in-Pulp” (RIP) uranium processing method recently announced by Western Prospector and also examined by Khan is not being used in the Western world due to its unproven economics. If the RIP method can be demonstrated to be a commercially viable processing alternative that does not give rise to potential problems of uranium losses resulting from the breakdown of resin, the method is equally applicable to both Western Prospector’s Gurvanbulag deposit and Khan’s Dornod deposit.

o	The announcement of the Gurvanbulag power line becoming operational is an expected development that is assumed in Western Prospector’s scoping study reports and the expected cost benefits would have already been reflected in Western Prospector’s share price and are reflected in Khan’s Offer.

o	The recent announcement that Western Prospector intends to ready its Bayanbulag coal deposit for production to meet its seasonal heating requirements is another expected development that is already reflected in Khan’s Offer. Khan believes that this coal source will have only a marginal positive impact on Western Prospector’s future cost of producing yellowcake.

•	Khan continues to believe that a combined company with increased size and international stature representing a unified Saddle Hills district will be well positioned to negotiate an Investment Agreement, a key gating item for bringing the Gurvanbulag and Dornod deposits into production. Khan’s belief in this important strategic initiative remains unchallenged.
CEO of Khan Resources, Martin Quick, commented “We are providing additional time for Western Prospector shareholders to consider our offer which we continue to believe represents full and fair value, as the offer provides substantial value to Western Prospector shareholders by allowing them to remain significant shareholders of the combined entity and to share in the upside of developing the Dornod and Gurvanbulag deposits in a unified Saddle Hills district. The benefits to the Western Prospector shareholders of receiving about 40% of the combined entity’s equity while contributing only about 32% of the combined company’s uranium assets are obvious even before considering the substantial cost synergies expected to flow to the combined company. Moreover, the creation of the combined company addresses the government of Mongolia’s desire to deal with one operator for the Saddle Hills uranium district.”
Mr. Quick also noted that “Khan is continuing its strategy of making expenditures prudently pending negotiation of an Investment Agreement with the Government of Mongolia. Khan deliberately delayed its scheduled dewatering efforts and certain infrastructure projects because the long lead time for large production equipment provides Khan with ample opportunity to dewater and build infrastructure without delaying its production schedule or risking capital prior to execution of an Investment Agreement. Khan remains fully committed to bringing the Saddle Hills district into production at the earliest possible date.”
Khan Resources expects that a copy of the notice of extension will be mailed to shareholders and made available on SEDAR at www.sedar.com tomorrow.
The Depositary and Information Agent for the Offer is:
Kingsdale Shareholder Services Inc.
The Exchange Tower, 130 King Street West, Suite 2950
Toronto, Ontario
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Toll Free (North America): 1-866-581-0510
Outside North America, Banks and Brokers Call Collect: 416-867-2272
About the Offer
Khan Resources announced its intention to make the Offer on May 11, 2008. Khan Resources’ offer and circular dated May 12, 2008 and related documents were filed with the securities regulatory authorities in Canada and the United States on May 12, 2008. Western Prospector shareholders are urged to read the offer and circular and related materials as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares of Western Prospector. Additional information about the Offer and copies of the offer and circular and related materials may be obtained from the depositary and information agent for the Offer.
Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.
Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. These factors are discussed in greater detail in Khan Resources’ most recent Annual Information Form and its offer and circular dated May 12, 2008 relating to the Offer, copies of which may be obtained on SEDAR at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan Resources holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.
Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group

President & CEO	Office: 416.915.0915 x301
Office: 416.360.3405	Toll Free: 1.877.748.0914
mquick@khanresources.com	jruby@buickgroup.com